Exhibit 99.3

MANULIFE FINANCIAL CORPORATION

Annual Information Form

February 7, 2018

Table of Contents

GLOSSARY	3
FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION	4
DOCUMENTS INCORPORATED BY REFERENCE	4
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	5
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
BUSINESS OPERATIONS	7
RISK FACTORS	9
GOVERNMENT REGULATION	10
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	17
DIVIDENDS	19
CONSTRAINTS ON OWNERSHIP OF SHARES	20
RATINGS	21
MARKET FOR SECURITIES	23
LEGAL PROCEEDINGS	26
DIRECTORS AND EXECUTIVE OFFICERS	27
TRANSFER AGENT AND REGISTRAR	30
INTERESTS OF EXPERTS	30
AUDIT COMMITTEE	30
PERFORMANCE AND NON-GAAP MEASURES	32
ADDITIONAL INFORMATION	32
SCHEDULE 1 – AUDIT COMMITTEE CHARTER	33

GLOSSARY

In this annual information form (“AIF”), unless otherwise indicated or unless the context otherwise requires:

•	all references to “MFC” and “Manufacturers Life” refer to Manulife Financial Corporation and The Manufacturers Life Insurance Company, respectively, not including their subsidiaries;

•	MFC and its subsidiaries, including Manufacturers Life, are collectively referred to as “Manulife”; and

•	references to “Company”, “we”, “us” and “our” refer to Manulife.

The following are brief explanations of certain terms as used in this AIF.

accepted actuarial practices — Canadian accepted actuarial practices as established by the Actuarial Standards Board.

bancassurance — the sale of insurance and similar products through a bank’s distribution channels.

cash value — the gross value for which an in-force policy can be surrendered.

GAAP — Canadian generally accepted accounting principles as promulgated by CPA Canada, which for the Company is IFRS.

general fund — those assets and liabilities which a life insurance company reports on its consolidated statement of financial position and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities to a group of people (group health) under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

IFRS (International Financial Reporting Standards) — as established by the International Accounting Standards Board.

in-force — an insurance or annuity contract which has not expired or otherwise been terminated.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — regulatory capital requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

SEC — the U.S. Securities and Exchange Commission, an agency of the United States federal government that has primary responsibility for enforcing federal securities laws and regulating the securities industry.

SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

Superintendent — the Superintendent of Financial Institutions (Canada).

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with IFRS as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to IFRS.

Unless otherwise indicated, references in this AIF to “$” are to Canadian dollars. Principal exchange rates used for currency conversion to Canadian dollars for financial statements in this AIF are summarized in the following table:

	As at and for the year ended December 31
U.S. dollar	2017	2016	2015
Statement of financial position	1.255	1.343	1.384
Statement of income	1.298	1.325	1.279

Notes:

(1) Rates shown are the Canadian dollar price per U.S. dollar. In accordance with IFRS, statement of financial position amounts are converted at rates on the dates indicated therein, while statement of income amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual statement of income is based on the rates in each quarter’s statement of income. The annual rate is approximated as the average of the quarterly rates.

(2) Rates are based upon the daily rates of exchange published by the Bank of Canada.

We do business in various jurisdictions outside Canada. Fluctuations between the Canadian dollar and foreign currencies have the effect of increasing or decreasing amounts presented in our financial statements. We present certain financial performance measures on a constant currency basis1 to exclude the effect of fluctuations in these currencies versus the Canadian dollar. Amounts stated in this AIF on a constant currency basis are calculated, as appropriate, using the statement of financial position exchange rates as at December 31, 2017 and the statement of income exchange rates effective for the fourth quarter of 2017.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in and form part of this AIF:

•	MFC’s Management’s Discussion and Analysis for the year ended December 31, 2017 (our “2017 MD&A”); and

•	MFC’s audited annual consolidated financial statements and accompanying notes as at and for the year ended December 31, 2017 (our “2017 Consolidated Financial Statements”).

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

These documents have been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.

Any website address included in this AIF is an inactive textual reference only and information appearing on such website is not part of, and is not incorporated by reference in, this AIF.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Company makes written and/or oral forward-looking statements, including in this document and the documents incorporated by reference in this document. In addition, the Company’s representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document and the documents incorporated by reference in this document include, but are not limited to, statements with respect to the Company’s possible or assumed future results set out under “General Development of the Business”, “Business Operations” and “Government Regulation”, statements with respect to the expected impact of our decision to reduce the allocation to alternative long duration assets (“ALDA”) in our portfolio asset mix of our legacy business and of the recently passed tax reform legislation in the United States, Manulife’s expected capital position under the new Life Insurance Capital Adequacy Test (“LICAT”) guideline and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the factors identified under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in our 2017 MD&A, in the “Risk Management” note to our 2017 Consolidated Financial Statements and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The forward-looking statements in this document or in the documents incorporated by reference in this document are, unless otherwise indicated, stated as of the date hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations, our future operations, as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements, except as required by law.

CORPORATE STRUCTURE

History and Incorporation

Manulife Financial Corporation is a life insurance company incorporated under the ICA. MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“JHFS”) on April 28, 2004, Manufacturers Life and JHFS became sister companies. MFC owns all of the outstanding common shares of Manufacturers Life and, following the merger with JHFS, MFC indirectly owned all of the outstanding shares of common stock of JHFS.

On December 31, 2009, MFC consolidated its U.S. operating life insurance company subsidiaries and merged JHFS into The Manufacturers Investment Corporation, an indirect wholly owned subsidiary of Manufacturers Life. Also on December 31, 2009, John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company,

both Massachusetts domiciled insurers and subsidiaries of JHFS, merged into John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”), an indirect wholly owned subsidiary of Manufacturers Life domiciled in Michigan.

On January 30, 2015, Manufacturers Life acquired the Canadian-based operations of Standard Life plc. On July 1, 2015, The Standard Life Assurance Company of Canada was wound-up into Manufacturers Life.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

Intercorporate Relationships

The Company conducts its business activities through subsidiary companies in Canada, the United States, Barbados, Japan, the Philippines, Singapore, Indonesia, Taiwan, Thailand, Vietnam and Cambodia. The Company operates through branches of subsidiaries in Hong Kong, Macau, Barbados and Bermuda. In mainland China, the Company operates through joint ventures established with local companies. In Malaysia, the Company operates through a publicly traded corporation, which is approximately 59% owned by the Company. The Company also has asset management operations through subsidiary entities in England, Australia, New Zealand, and Brazil, as well as in certain of the other jurisdictions referred to above.

The major operating subsidiaries of MFC, including direct and indirect subsidiaries, and MFC’s direct and indirect voting interest therein, are listed in Note 21 (Subsidiaries) of our 2017 Consolidated Financial Statements. These companies are incorporated in the jurisdiction in which their head office or registered office is located.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2015, the Company closed the previously announced transactions with Standard Life plc. and New York Life. Additionally, we announced two strategic partnerships in Asia. The first strategic partnership announced was a 15-year regional life bancassurance agreement with DBS Bank Ltd (“DBS”). Effective January 1, 2016, the Company became the exclusive provider of bancassurance solutions to DBS’s six million retail, wealth and small and medium-sized enterprises (“SME”) customers in four mutually significant markets, namely Singapore, Hong Kong, Indonesia and mainland China. Under the agreement, initial payments were made by Manulife to DBS totaling US$1.2 billion with the final instalment made on January 4, 2016, all of which Manulife funded from internal resources. The second strategic partnership announced was a 15-year pension distribution partnership with Standard Chartered, which provides the Company the exclusive right to offer its Mandatory Provident Fund (“MPF”) product to Standard Chartered’s customers in Hong Kong. As part of the arrangement, the Company acquired Standard Chartered’s MPF and Occupational Retirement Schemes Ordinance (“ORSO”) businesses. This arrangement significantly expanded the Company’s pension business in Hong Kong, and strengthened its position as the then second largest MPF provider as measured by assets under management and as the then largest MPF provider as measured by net cash flows2. The Company also announced several smaller bancassurance agreements in Asia. In 2015, in addition to the common shares issued for the Standard Life acquisition, the Company issued $2.1 billion of subordinated debentures, and $2.6 billion of preferred shares and senior and medium term notes were redeemed or matured.

In 2016, the Company completed the previously announced Standard Chartered pension acquisition on November 1, 2016 and commenced the related 15-year MPF distribution partnership. In addition, the previously announced exclusive distribution partnership with DBS was launched. The Company also announced several smaller bancassurance agreements in Asia. In 2016, Manulife commenced its global funding strategy to diversify funding sources and broaden our investor base. Manulife raised $5.4 billion of capital in Canada, the U.S., and various Asian markets. In 2016, $1.1 billion of securities were redeemed or matured.

In 2017, the Company announced exclusive bancassurance agreements in Vietnam and Cambodia. In addition, the Company received the first Investment Company Wholly Foreign-Owned Enterprise license in mainland China, and received approval to establish a trust company in the Philippines. In 2017, Manulife continued its global funding strategy and in addition became the first life insurer to complete the issuance of a green bond. During the year, Manulife raised $2.2 billion of capital in Canada, the U.S., and Singapore. In 2017, $1.5 billion of securities were redeemed or matured.

[2]	Based on The Gadbury Group MPF Market Shares Report as of September 2016.

BUSINESS OPERATIONS

Information about our business and operating segments, our strategy, products and method of distribution, and investment activities, is included in MFC’s 2017 MD&A, on pages 14 to 46 inclusive.

The approximate number of employees for each of the Company’s divisions and reporting segments as at December 31, 2017 was as set out below.

Asia Division	12,000
Canadian Division	9,500
U.S. Division	6,200
Corporate and Other	3,100
Investment Division	3,500

DISTRIBUTION METHODS

Asia Division

In Asia, our distribution network includes approximately 73,000 contracted agents, over 100 bank partnerships and 1,000 independent agents, financial advisors and brokers. Our bancassurance partnerships include a long-term, exclusive regional partnership with DBS in Singapore, Hong Kong, mainland China and Indonesia, which together with seven additional exclusive partnerships gives us access to nearly 18 million active bank customers. We also established an exclusive MPF distribution partnership with Standard Chartered Bank to serve the retirement needs of Hong Kong.

Specifically in Hong Kong and Macau, our insurance products are marketed through the Company’s agency, bank and independent broker channels. The exclusive agency force continues to be the most significant distribution channel for the Company in the individual and group businesses. As at December 31, 2017, the Company had over 7,700 agents in Hong Kong and Macau. In tandem with continued growth in the agency channel, the Company is also actively expanding into other distribution channels including bancassurance and brokerage.

The group pension products are primarily distributed through our exclusive agents and bank channel, along with a fund spectrum built on a multi-manager platform, as well as our comprehensive e-administration service suite. We also market our pension products in Macau through our exclusive agents located there. The Company continues to focus on growing its wealth and asset management business by maintaining and strengthening existing distribution relationships through banks, brokers and our agency force and capitalizing on new distribution opportunities as they arise.

In Japan, product offerings are marketed through over 2,300 proprietary sales agents and over 1,000 independent agencies or managing general agents (“MGA”) and bank partners. The Company uses technology to simplify the sales process and introduce innovative customer-focused solutions. The Company continues to invest in the corporate and retail insurance business through a multi-channel distribution strategy. Corporate products are mainly sold through MGAs. A portfolio of retail product solutions is offered to meet various needs of customers across all of the Company’s distribution channels. Distribution partners for other wealth products include many of the largest national (mega banks) and regional banks, securities firms as well as proprietary sales agents and MGAs.

In Indonesia, the Philippines, Singapore, Taiwan, mainland China, Vietnam, Malaysia, Cambodia and Thailand (collectively, “Asia Other Territories”), the Company distributes a broad range of insurance, wealth accumulation, and wealth and asset management products through a multi-channel distribution network. Products are marketed through approximately 63,000 exclusive agents, bank channels, including eight exclusive partnerships, brokerage, independent financial advisors and telemarketing. In Asia Other Territories, the Company continues to invest in its professional agency force. We are also focused on diversifying our distribution channels, strengthening bank partner relationships, improving our product competitiveness, broadening product offerings and developing our wealth and asset management businesses in order to provide solutions to address our customers’ needs.

Canadian Division

In Canada, we offer a diverse range of financial protection, wealth and asset management and banking solutions through a diversified multi-channel distribution network, meeting the needs of a broad marketplace. Retail Insurance products are distributed primarily through independent advisors who sell our products, as well as those of other life insurance companies. A network of regional offices provides product, marketing and sales support, tax and estate planning expertise and financial planning tools to support independent advisors across Canada.

Group Benefits products are distributed through various distribution channels, including a national network of regional offices that serves major centres across Canada providing local services to clients and distribution partners. Effective client relationship management is key to building customer satisfaction and loyalty, and the Group Benefits distribution model is aligned to meet this objective. Account executives work with a network of consultants, brokers and advisors who have been contracted by client companies to analyze and recommend an appropriate benefits solution and provider. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management.

The Company is a leading provider of life, living benefits, health and travel insurance to affinity organizations in Canada, including professional, alumni and retiree associations and financial and retail institutions. Products are offered through partnerships, sponsor groups and associations, as well as direct-to-customer marketing.

Our wealth and asset management solutions target customers that span the investor spectrum. Our mutual funds are sold through advisors regulated by the Mutual Fund Dealers Association (“MFDA”) or the Investment Industry Regulatory Organization of Canada (“IIROC”). Our distribution partnerships include independent advisors, general agency brokers as well as full service brokers with investment dealer firms. Our Group Retirement business works with a network of market sources, primarily brokers and consultants, with brokers focusing on small and mid-sized enterprises and consultants working with large client companies.

Manulife Bank of Canada (“Manulife Bank”) products are offered through financial advisors supported by a broad distribution network.

U.S. Division

Operating under the John Hancock brand in the U.S., our product suite is distributed primarily through affiliated and non-affiliated licensed financial advisors. Our affiliated broker/dealer, Signator Investors, Inc. (“Signator”), is comprised of a national network of independent firms with close to 2,000 registered representatives. We are also focused on providing digital solution capabilities to access more customers and better support our advisor-led channels.

John Hancock Insurance provides life insurance products and services to select markets through a multi-channel distribution network, including Signator and direct-to-customer.

John Hancock Retirement Plan Services (“JH RPS”) products are marketed by sales account executives primarily to third party advisors and consultants, including those who specialize in retirement plans. JH RPS provides support to third party administrators in the form of direct data links, training, marketing, educational programs and access to e-commerce functionality. JH RPS has also established advisory councils of third party administrators, plan sponsors and advisors that provide feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer and financial planner channels, JH RPS offers on-line marketing, educational and client/broker-dealer administrative support through its broker website.

John Hancock Investments distributes its products primarily through financial intermediaries and advice-driven platforms.

Investment Division

Manulife’s Investment Division, through Manulife Asset Management, provides comprehensive asset management solutions to institutional clients (such as pension plans, foundations, endowments and financial institutions) and investment funds. We also provide investment management services to retail clients through Manulife and John Hancock product offerings.

COMPETITION

Asia Division

The life insurance industry in Asia remains competitive. Most Asian territories have concentrated markets with the top three players having over 40% market share of total premium income. As one of the few foreign insurance companies with a broad Asian footprint and scale in both the developed insurance markets and developing insurance markets, management believes that the Company is well positioned to benefit from the potential in the region. The Company’s competitive advantages include: strong focus on customer experience, distinctive wealth and asset management capabilities enabling us to offer integrated solutions, large and growing proprietary agency force, growing distribution relationships with leading banks, and strong focus on digital customer engagement.

Canadian Division

Competitors for Canadian Division vary across business line, but are primarily other large insurance companies, mutual fund and wealth management firms as well as other banks. The financial protection market remains dominated by the three large Canadian insurance providers, while certain regional or smaller carriers focused on specialty products or niche segments are extremely competitive in some markets. The wealth and asset management market in Canada continues to be led by larger companies, with the mutual fund market being controlled by the top ten companies based upon assets under management.3

Key trends that are increasing competitive pressures for our Canadian operations include: (1) digital solutions to enhance the customer experience (2) industry focus on pricing as well as fee transparency and (3) simplified and innovative product offerings. Our competitive advantage is our mature brand, the breadth of our product portfolio and financial strength. We are expanding and integrating our wealth, insurance and banking solutions and leveraging the strength of our group business franchise to deliver holistic solutions, through both traditional and digital channels.

U.S. Division

Competition in the U.S. varies across product lines, but is primarily with other large insurance and wealth management firms that distribute comparable products through similar channels. With our recent entry into the direct-to-customer insurance channel and our ongoing development of a customer-facing advice platform, competition has expanded to include traditional advice providers and emerging digital advice platforms. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. Our competitive position is enhanced by our scale and leadership in the markets we operate in, as well as the strength of the John Hancock brand.

Investment Division

Our competitors are made up of a disparate group of global and regional institutional asset management companies, each of whom competes with us in distinct asset classes. MAM’s key competitive differentiators include offering private and public multi-asset solutions to holistically address client needs, providing alpha-focused active management in a boutique environment, and leveraging best-in-class global capabilities and expertise.

PUBLIC ACCOUNTABILITY STATEMENT

We report on the economic, environmental and social dimensions of our products and services, operations and community activities annually in Manulife’s Public Accountability Statement. The report details our commitment to social responsibility, environmental sustainability, excellence in business conduct and corporate governance. This document can be found in the Corporate Citizenship section of the Company’s website at www.manulife.com/pas.

RISK FACTORS

An explanation of the broad categories of risks facing the Company and Manulife’s risk management strategies for each category as well as a discussion of the specific risks and uncertainties to which our business operations and financial condition are subject can be found in the sections entitled “Risk Management” and “Risk Factors”, respectively, in our 2017 MD&A.

[3]	Source: Reporting from the Investment Funds Institute of Canada as of December 31, 2017.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market risk, liquidity risk, credit risk, insurance risk and operational risk are the major categories of risk described in the sections of our 2017 MD&A. These risk factors should be considered in conjunction with the other information in this AIF and the documents incorporated by reference herein.

GOVERNMENT REGULATION

As an insurance company, Manulife is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asia operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife with supervisory power to bring about corrective action.

Capital Requirements

The ICA requires Canadian insurance companies to maintain adequate levels of capital, at all times.

Capital requirements for MFC and Manufacturers Life are governed by the MCCSR, with MCCSR ratios prepared on a consolidated basis. The MCCSR ratio compares Available Capital to Required Capital. Available Capital includes instruments such as common equity, qualifying preferred shares, qualifying innovative tier 1 instruments, the participating account, hybrid capital instruments and subordinated debt. Certain deductions are made from Available Capital including deductions for goodwill, controlling interests in non-life financial corporations and non-controlled substantial investments. Required Capital is determined by applying factors to specified risks or using models to determine capital requirements for a given risk. Capital is held for asset default risks, mortality/morbidity/lapse risks, changes in the interest rate risk environment, segregated funds risk, off balance sheet activities and foreign exchange risk.

The minimum regulatory MCCSR ratio for MFC and Manufacturers Life is 120%; in addition, Manufacturers Life is subject to a supervisory target ratio of 150%. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI expects each insurance company to establish a target capital level that provides a cushion above minimum requirements. This cushion allows for coping with volatility in markets and economic conditions, and enhances flexibility in capital management to consider aspects such as innovations in the industry, consolidation trends and international developments. MFC endeavours to manage its affairs so that Manufacturers Life has an MCCSR ratio that is above the supervisory target. MFC also seeks to ensure that there are sufficient margins for equity market and interest rate declines and takes into account other factors that could adversely impact the capital position in the foreseeable future. At December 31, 2017, the MCCSR ratios for MFC and Manufacturers Life were 200% and 224%, respectively.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks.

OSFI has issued the final guideline for the new LICAT regulatory capital framework, coming into effect in Canada in the first quarter of 2018. LICAT is replacing the MCCSR framework. See the section entitled “Risk Management – Regulatory Updates” in our 2017 MD&A for further information about LICAT.

See the section entitled “Risk Factors - Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth” in our 2017 MD&A for information about regulatory initiatives and other developments which could impact MFC’s capital position.

Regulated subsidiaries of MFC must maintain minimum levels of capital, which are based on the local capital regime and the statutory accounting basis in each jurisdiction. The Company seeks to maintain capital in excess of the minimum required, in all foreign jurisdictions in which the Company does business.

Investment Powers

Under the ICA, Manulife must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the purchase or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of MFC (the “Board”) has appointed the Appointed Actuary who must be a Fellow of the Canadian Institute of Actuaries. The Appointed Actuary is required to value the policy liabilities of Manulife as at the end of each financial year in accordance with accepted actuarial practices with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, including selection of appropriate assumptions and methods. The Appointed Actuary must make a report in the prescribed form on the valuation including providing an opinion as to whether the consolidated financial statements fairly present the results of the valuation. At least once in each financial year, the Appointed Actuary must meet with the Board, or the Audit Committee, to report, in accordance with accepted actuarial practice and any direction that may be made by the Superintendent, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company and require rectification.

Prescribed Supervisory Information

The Supervisory Information (Insurance Companies) Regulations made under the ICA (the “Supervisory Information Regulations”) prohibit the Company from disclosing, directly or indirectly, any “prescribed supervisory information” relating to it or its affiliates, with certain limited exceptions. The Supervisory Information Regulations define “prescribed supervisory information” broadly in terms of assessments, recommendations, ratings and reports concerning the Company that are made by or at the request of the Superintendent and certain regulatory actions taken with respect to the Company, including: (i) any rating assigned to assess the financial condition of the Company or similar ratings; (ii) any report prepared by or at the request of the Superintendent or any recommendation made by the Superintendent as a result of an examination or other supervisory review of the Company; (iii) any categorization of the Company as being at a stage of intervention during which the Superintendent may exercise additional supervisory powers over the Company that vary with the stage (from stage 0 - no significant problem/normal activities to stage 4 - non-viability/insolvency imminent); (iv) any order of the Superintendent that the Company increase its capital or provide additional liquidity; (v) any prudential agreement to implement any measure designed to maintain or improve the Company’s safety or soundness entered into between the Superintendent and the Company; and (vi) any direction of the Superintendent that the Company cease or refrain from committing, or remedy, unsafe or unsound practices in conducting its business.

The Supervisory Information Regulations permit the Company to disclose, to the public or otherwise, an order, prudential agreement or direction described in (iv), (v) and (vi) above if the Company considers it to contain a material fact or material change that is required to be disclosed under applicable securities law. The Supervisory Information Regulations also permit the Company to disclose prescribed supervisory information to underwriters in a public or private offering of securities if the Company ensures that the information remains confidential. The Supervisory Information Regulations do not prohibit or restrict the Company from disclosing, publicly or otherwise, any facts relating to the business, operations or capital of the Company, provided that the Company does not indirectly disclose any prescribed supervisory information.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance contracts and the underlying segregated funds to which they relate are also subject to guidelines established by the Canadian Council of Insurance Regulators (together with the Canadian Life and Health Insurance Association Inc.) which guidelines have regulatory standing in Ontario, are consistent with guidelines in Quebec adopted under the authority of Quebec insurance legislation, and are generally followed by the regulators of all other provinces. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Manufacturers Life is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian mutual fund and asset management businesses are subject to Canadian provincial and territorial securities laws. Manulife Asset Management Limited (“MAML”) is registered as a portfolio manager with the securities commissions in all Canadian provinces and territories, as an investment fund manager in the provinces of Ontario, Newfoundland and Labrador and Quebec, as a commodity trading manager in Ontario, and as a derivatives portfolio manager in Quebec. Manulife Asset Management Investments Inc. (“MAMII”) is registered as an exempt market dealer with the securities commissions in all Canadian provinces and territories. MAML and MAMII are subject to regulation by the applicable provincial securities regulators. Manulife Securities Investment Services Inc. (“MSISI”) is registered under provincial and territorial securities laws to sell mutual funds across Canada and is subject to regulation by the applicable provincial and territorial securities regulators as well as the MFDA, a self-regulatory organization. MSISI is also registered as an exempt market dealer in all Canadian provinces and territories. Manulife Securities Incorporated (“MSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as IIROC, a self-regulatory organization. MSI is also registered as a derivatives dealer in Quebec.

Consumer Protection for Financial Institution Failure

Assuris was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life and Manulife Assurance Company of Canada. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their IIROC investment dealer. The CIPF is funded by its member investment dealers, including MSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSISI.

The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created by parliament in 1967 to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including Manulife Bank and its subsidiary Manulife Trust Company, fund deposit insurance through premiums paid on the insured deposits that they hold.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock USA, John Hancock Life Insurance Company of New York (“JHNY”) and John Hancock Life & Health Insurance Company (“JHLH”). They are domiciled in Michigan, New York and Massachusetts, respectively. Under such laws, the insurance subsidiaries are required to annually furnish financial and related information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

The Company’s U.S. domiciled life insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

The NAIC uses a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which are designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 12 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2017.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife’s ability to meet debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. Our U.S. operating subsidiaries are indirectly owned by Manufacturers Life. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by JHNY and JHLH is regulated by New York and Massachusetts insurance laws, respectively. In all three states, regulatory approval is required if proposed shareholder dividend distributions exceed certain thresholds. In addition, general regulations relating to an insurer’s financial condition and solvency may also preclude or restrict the amount of dividends that may be paid by the Company’s U.S. insurance subsidiaries.

Federal Securities and Commodity Laws

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the SEC and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors LLC, Signator Investors, Inc. and John Hancock Funds, LLC is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Advisers, LLC, Manulife Asset Management (U.S.) LLC, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Hancock Capital Investment Management, LLC, Signator Investors, Inc., John Hancock Investment Management Services, LLC, Manulife Asset Management (North America) Limited and John Hancock Personal Financial Services, LLC is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

The Commodity Exchange Act may regulate certain of the Company’s segregated funds and registered funds as a “commodity pool”, and certain of the Company’s registered advisers as a “commodity pool operator” or a “commodity trading advisor”.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Certain of the Company’s subsidiaries will be expanding their ability to offer personalized retirement investment advice to ERISA plan participants and Individual Retirement Account owners through the use of digital capabilities. Such service will cause such subsidiaries to be fiduciaries under Department of Labor Regulation Section 2510.3-21 which became effective on June 9, 2017.

The Company’s subsidiaries also issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

Unless a statutory or administrative exemption is available, severe penalties and excise taxes are imposed by ERISA and the Code on fiduciary breaches and prohibited transactions.

ASIA

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries and territories in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority (“IA”) under the amended Insurance Ordinance, Cap. 41 (the “Insurance Ordinance”, formerly known as the Insurance Companies Ordinance). Most of the amendments to the Insurance Ordinance came into force in December 2015 and June 2017. The remaining amendments, relating to the centralized regulation on intermediaries, are expected to be implemented in late 2018 to 2019. Since June 26, 2017, the IA has taken over all the regulatory powers of the then Office of the Commissioner of Insurance (which was disbanded on the same day).

The Chief Executive of the Government of the Hong Kong Special Administrative Region appoints the members of the IA for the purposes of the Insurance Ordinance. The Insurance Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the IA, Lloyd’s of the United Kingdom or an association of underwriters approved by the IA. The Insurance Ordinance stipulates certain requirements for authorized insurers, including robust corporate governance, enhanced “fit and proper person” requirements for directors, controllers and several key persons in control functions such as financial control, compliance, risk management, intermediary management, actuary and internal audit, and minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Ordinance also confers powers of inspection, investigation and intervention on the IA for the protection of policyholders and potential policyholders.

The IA has residual power to appoint an advisor or a manager to any authorized insurer if the IA considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the IA’s opinion, the exercise of other interventionary powers conferred by the Insurance Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the IA will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a branch of a wholly owned Bermuda subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance.

Long-term insurance companies are required under the Insurance Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components: (i) a percentage of the mathematical reserves; and (ii) a percentage of the capital at risk as prescribed under the Insurance (Margin of Solvency) Rules (Cap.41F), enacted pursuant to the Insurance Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the IA. Currently, all solvency margin requirements are being met.

The sale of mutual funds and the issuance of advertisements, invitations or documents in relation to collective investment schemes which contain an invitation to acquire an interest are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of pension fund products is subject to the supervision of the Mandatory Provident Fund Schemes Authority. The sales of investment-linked assurance and group life and health products are subject to the supervision of the IA.

Japan

Life insurance companies in Japan, including Manulife Life Insurance Company (“Manulife Japan”), are governed by the Insurance Business Law and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency (“FSA”). The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels.

Revisions to the IB Law incorporate obligations relating to sales of insurance products such as understanding customer’s intention and provision of relevant information to customers, as well as agencies’ obligation to develop their own controls framework including non-exclusive agencies’ obligation to recommend a product based on a comparison with similar products. The revised law came into effect on May 29, 2016.

The FSA published on March 30, 2017, Principles for Customer-Oriented Business Operations that recommend financial institutions, including insurers, among others, take the following actions:(1) Develop and make public a policy for a customer-oriented business; (2) Provide thorough disclosure of detailed fees and expenses of financial products to customers; (3) Provide important information in an easy to understand manner; and (4) Provide services suited to each customer. Manulife Japan established a policy as a “Customer Promise” and made it public on June 9, 2017 on its website.

Investment managers in Japan, including Manulife Asset Management (Japan) Limited, are governed by the Financial Instruments and Exchange Act (Japan), and the regulations issued thereunder (the “FIEA”). The FIEA sets out a comprehensive regulatory regime for investment managers that do business in Japan, including the registration requirement for investment managers, filing requirements for public offerings of investment trusts, behaviour regulations and other matters. Persons who conduct investment management business in Japan (management of investment trusts and/or discretionary investment management business) must be registered with the FSA under the FIEA. The registered investment managers are supervised by the FSA or local financial bureaus. The Investment Trust and Investment Corporation Act (Japan) provides structural requirements for investment trust funds organized within Japan and also governs managers of such domestic investment trusts.

Restrictions on Shareholder Dividends

In Asia, insurance and company laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”), an unlimited number of Class B Shares (“Class B Shares”) and an unlimited number of Class 1 Shares (“Class 1 Shares”) (collectively, the Class A Shares, Class B Shares and Class 1 Shares are “Preferred Shares”).

As of December 31, 2017, MFC had the following Common Shares, Class A Shares and Class 1 Shares issued:

Common Shares	1,981,836,232
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	6,335,831
Class 1 Shares Series 4	1,664,169
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000
Class 1 Shares Series 21	17,000,000
Class 1 Shares Series 23	19,000,000

MFC has authorized but not issued Class 1 Shares Series 6, Class 1 Shares Series 8, Class 1 Shares Series 10, Class 1 Shares Series 12, Class 1 Shares Series 14, Class 1 Shares Series 16, Class 1 Shares Series 18, Class 1 Shares Series 20, Class 1 Shares Series 22, and Class 1 Shares Series 24.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board.

Summaries of the terms for each series of the Class A Shares and Class 1 Shares that have been issued or authorized for issuance are contained in the prospectuses relating to such shares, which are available on SEDAR.

Voting Rights of Preferred Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose. Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)	increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except for meetings at which only holders of another specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to an agreement made between MFC, Manufacturers Life, CIBC Mellon Trust Company (“CIBC Mellon”) and Manulife Financial Capital Trust II (a subsidiary of Manufacturers Life) (the “Trust II”), MFC and Manufacturers Life have covenanted for the benefit of holders of the outstanding Manulife Financial Capital Trust II Notes – Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if Manufacturers Life elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, Manufacturers Life will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following such deferral date. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of

Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

MFC has paid the following cash dividends in the period from January 1, 2015 to December 31, 2017:

Type of Shares	2017	2016	2015
Common Shares[4]	$0.82	$0.74	$0.665
Preferred Shares
Class A Shares Series 1[5]	—	—	$0.5125
Class A Shares Series 2	$1.1625	$1.1625	$1.1625
Class A Shares Series 3	$1.1250	$1.1250	$1.1250
Class 1 Shares Series 3	$0.5445	$0.7973	$1.0500
Class 1 Shares Series 4[6]	$0.4918	$0.2431	—
Class 1 Shares Series 5	$0.9728	$1.1000	$1.1000
Class 1 Shares Series 7	$1.0960	$1.1500	$1.1500
Class 1 Shares Series 9	$1.0969	$1.1000	$1.1000
Class 1 Shares Series 11	$1.0000	$1.0000	$1.0000
Class 1 Shares Series 13	$0.9500	$0.9500	$0.9500
Class 1 Shares Series 15	$0.9750	$0.9750	$0.9750
Class 1 Shares Series 17	$0.9750	$0.9750	$0.9750
Class 1 Shares Series 19	$0.9500	$0.9500	$0.9884
Class 1 Shares Series 21	$1.4000	$1.1411	—
Class 1 Shares Series 23[7]	$1.2980	—	—

The 2017, 2016 and 2015 dividends on the Common Shares, the Class A Shares and the Class 1 Shares were paid quarterly in March, June, September and December.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.

[4]	The Board approved an increase of the quarterly dividend amount on the Common Shares from $0.155 per share to $0.17 per share on May 6, 2015, from $0.17 per share to $0.185 per share on February 10, 2016, and from $0.185 per share to $0.205 per share on February 8, 2017.
[5]	On June 19, 2015, MFC redeemed all of its 14,000,000 outstanding Class A Shares Series 1.
[6]	On June 20, 2016, MFC converted 1,664,169 Class 1 Shares Series 3 into 1,664,169 Class 1 Shares Series 4.
[7]	Initial dividend of $0.3886641 per share paid on March 19, 2017, per Prospectus Supplement issued on November 22, 2016.

Under applicable insurance laws and regulations in Michigan, New York and Massachusetts, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts and New York, or must demonstrate to the relevant insurance regulator’s satisfaction that the acquisition of such securities will not give them control of MFC. Under state law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek judicial injunctive relief, including enjoining the proposed acquisition or the voting of the acquired securities at any meeting of shareholders.

RATINGS

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of its obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; unfavourably impact our ability to execute on our hedging strategy; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies and contracts we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales. Any of these consequences could adversely affect our results of operations and financial condition.

The following table summarizes, by type of securities, the ratings, outlook and ranking that MFC has received from approved rating organizations on its outstanding securities as at February 2, 2018. Note that some of the approved rating organizations may not have assigned ratings for all of the outstanding classes or series of instruments under each security type.

	A.M. Best Company (“A.M. Best”)		DBRS Limited (“DBRS”)		Fitch Ratings Inc. (“Fitch”)		S&P Global Ratings (“S&P”)
Securities	Rating/Outlook	Rank	Rating/Outlook	Rank	Rating/Outlook	Rank	Rating/Outlook	Rank
Preferred Shares	bbb / Stable	9 of 21	Pfd-2/ Stable	5 of 16	BBB- / Stable	10 of 19	P-2 (High) / BBB+ / Stable	4 of 18 6 of 20
Medium Term Notes and Senior Debt	a- / Stable	7 of 21	A/ Stable	6 of 26	A- / Stable	7 of 19	A / Stable	6 of 22
Subordinated Debt	bbb+ / Stable	8 of 21	A (low) / Stable	7 of 26	BBB+ / Stable	8 of 19	A- / Stable	7 of 22

The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process. The issuance of additional debt, hybrid securities, or preferred shares could put pressure on these ratings. If, in the view of the rating organizations, there is deterioration in capital flexibility, operating performance, or the risk profile of the Company, this could also put pressure on these ratings.

The Company has paid customary rating fees to DBRS, Fitch and S&P in connection with some or all of the above-mentioned ratings. In addition, the Company has made customary payments in respect of certain other services provided to the Company by each of A.M. Best, DBRS, Fitch, and S&P during the last two years.

A.M. Best Ratings

A.M. Best assigns ratings for preferred shares and debt in a range from “aaa” to “c”. These ratings provide an opinion of an entity’s ability to meet ongoing financial obligations to security holders when due, and reflects the risk that an issuer may not meet its contractual obligations. The modifiers plus (+) or minus (-) may be appended to a rating to denote a gradation within the category to indicate whether credit quality is near the top or bottom of a particular rating category. Rating outlooks may be positive, stable, or negative, indicating the potential future direction a rating may move over a 36-month period. The Company’s current rating outlook is stable.

MFC’s Class A Shares and Class 1 Shares have been assigned a “bbb” rating. The “bbb” ratings denotes a good ability to meet the terms of the obligation, however the issue is more susceptible to changes in economic or other conditions.

MFC’s Medium Term Notes and Senior Debt have been assigned an “a-” rating, which denotes an excellent ability to meet the terms of the obligation.

MFC’s Subordinated Debt has been assigned a “bbb+” rating, which denotes a good ability to meet the terms of the obligation, however the issue is more susceptible to changes in economic or other conditions.

DBRS Ratings

DBRS assigns ratings for preferred shares in a range from “Pfd-1” to “D”. The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. DBRS assigns ratings for long-term obligations in a range from “AAA” to “D”. The scale provides an opinion on the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Some rating categories are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. Each DBRS rating is appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The rating trend indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in some cases, unless challenges are addressed; a positive or negative trend does not necessarily indicate that a rating change is imminent. The Company’s current ratings trend is stable.

MFC’s Class A Shares and Class 1 Shares have been assigned a “Pfd-2” rating as they are considered to be of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as “Pfd-1” rated companies.

MFC’s Medium Term Notes and Senior Debt have been assigned an “A” rating, while MFC’s Subordinated Debt has been assigned an “A (low)” rating. An obligation rated “A” or “A (low)” is of good credit quality, where the capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA”. The Company may be vulnerable to future events, but qualifying negative factors are considered manageable.

Fitch Ratings

Fitch assigns ratings for preferred shares and debt in a range from “AAA” to “C” and these ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. These ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. These ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Rating outlooks indicate the direction a rating is likely to move over a one- to two-year period. Rating outlooks may be positive, stable, negative or evolving. The Company’s current rating outlook is stable.

MFC’s Class A Shares and Class 1 Shares have been assigned a “BBB-” rating. The Company’s capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

MFC’s Medium Term Notes and Senior Debt have been assigned an “A-” rating. This rating denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

MFC’s Subordinated Debt have been assigned a “BBB+” rating. This rating indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

S&P’s Ratings

S&P assigns ratings for Canadian preferred shares in a range from “P-1” to “D” and these ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global ratings scale and the Canadian national scale when listing the ratings for a particular issuer. S&P’s Canadian scale preferred share ratings may be modified by the addition of “High” or “Low” to show relative standing within the major rating categories. S&P’s global scale preferred share ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks assess the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

S&P assigns ratings for long-term obligations in a range from “AAA” to “D”. These ratings provide a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). S&P’s long-term issue credit ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

MFC’s Class A Shares and Class 1 Shares have been assigned a “P-2 (High)” rating on the Canadian scale, which corresponds to a “BBB+” rating on the global scale. The “P-2 (High)” rating denotes that the specific obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

MFC’s Medium Term Notes and Senior Debt have been assigned an “A” rating, while its Subordinated Debt has been assigned an “A-” rating. An obligation rated “A” or “A-” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 2 and Class A Shares Series 3 preferred shares are listed for trading on the TSX under the symbol “MFC.PR.B” and “MFC.PR.C”, respectively. The Class 1 Shares Series 3, Class 1 Shares Series 4, Class 1 Shares Series 5, Class 1 Shares Series 7, Class 1 Shares Series 9, Class 1 Shares Series 11, Class 1 Shares Series 13, Class 1 Shares Series 15, Class 1 Shares Series 17, Class 1 Shares Series 19, Class 1 Shares Series 21 and Class 1 Shares Series 23 preferred shares are listed for trading on the TSX under the symbol “MFC.PR.F”, “MFC.PR.P”, “MFC.PR.G”, “MFC.PR.H”, “MFC.PR.I”, “MFC.PR.J”, “MFC.PR.K”, “MFC.PR.L”, “MFC.PR.M”, “MFC.PR.N”, “MFC.PR.O”, and “MFC.PR.R”, respectively.

Trading Price and Volume

The following table sets out the intra-day price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
2017	High (C$)	Low (C$)	Volume (000s)	High (U.S.$)	Low (U.S.$)	Volume (000s)
January	25.57	23.92	77,877	19.51	17.83	12,229
February	25.38	23.73	103,022	19.42	17.92	17,094
March	24.75	22.39	127,948	18.56	16.72	19,486
April	24.30	22.61	83,700	17.87	16.90	17,331
May	24.87	22.62	93,276	18.13	16.63	19.796
June	24.64	23.04	104,285	18.94	17.07	17,595
July	26.07	24.00	68,765	20.84	18.65	16,731
August	26.11	24.08	61,894	20.72	19.15	14,736
September	25.42	23.41	70,404	20.42	19.31	13,873
October	26.16	25.15	74,416	20.85	20.05	11,882
November	27.54	26.04	56,679	21.70	20.22	13,693
December	27.25	25.99	51,045	21.48	20.47	10,817

The following tables set out the intra-day price range and trading volume of the Class A Shares Series 2 and Series 3 preferred shares and the Class 1 Shares Series 3, Series 4, Series 5, Series 7, Series 9, Series 11, Series 13, Series 15, Series 17, Series 19, Series 21 and Series 23 preferred shares on the TSX for the period indicated.

	TSX – Class A Shares Series 2			TSX – Class A Shares Series 3
2017	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	22.76	22.19	143	21.95	21.45	204
February	23.45	22.69	213	22.60	21.78	123
March	23.62	22.91	203	22.71	21.87	187
April	23.97	23.15	141	22.98	22.32	133
May	23.83	23.20	119	22.96	22.34	141
June	23.74	23.30	95	22.87	22.50	111
July	23.50	22.33	166	22.55	21.34	107
August	22.74	22.23	57	22.08	21.48	138
September	22.49	21.76	115	21.82	21.04	128
October	23.05	22.20	105	22.35	21.50	126
November	23.37	22.66	167	22.55	21.86	158
December	23.11	22.36	103	22.41	21.69	138

	TSX – Class 1 Shares Series 3			TSX – Class 1 Shares Series 4
2017	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	15.47	14.32	192	14.90	13.99	100
February	15.71	14.90	170	15.00	14.16	23
March	15.94	14.95	255	15.20	14.39	15
April	16.04	15.38	166	15.74	15.00	93
May	15.72	14.89	393	17.43	14.64	63
June	17.11	15.10	203	15.96	15.00	18
July	17.23	16.65	75	17.82	16.08	346
August	17.25	16.29	109	17.00	15.04	7
September	17.30	16.68	305	17.81	16.82	8
October	18.62	17.26	114	18.00	17.40	20
November	18.43	17.93	82	18.15	17.62	25
December	18.28	17.79	195	17.86	17.18	32

	TSX – Class 1 Shares Series 5			TSX – Class 1 Shares Series 7
2017	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	23.28	21.85	473	24.85	23.19	178
February	23.84	23.15	190	24.39	23.64	568
March	23.67	22.76	263	24.78	23.59	447
April	24.21	22.74	133	25.10	24.56	377
May	23.81	22.59	182	25.00	24.07	280
June	24.27	21.92	165	25.44	24.16	229
July	24.63	23.78	173	25.15	24.66	108
August	24.50	22.12	112	25.11	24.32	182
September	23.92	23.31	215	24.61	24.15	164
October	25.00	23.67	143	25.30	24.03	239
November	24.91	24.50	103	25.97	24.90	184
December	24.86	24.10	136	25.44	24.42	106

	TSX – Class 1 Shares Series 9			TSX – Class 1 Shares Series 11
2017	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	23.42	21.84	299	22.62	21.36	282
February	23.46	22.34	745	23.29	22.36	124
March	23.42	22.47	295	23.23	22.33	101
April	23.70	22.35	306	23.66	22.61	101
May	23.11	22.05	237	22.95	21.77	105
June	23.94	21.57	257	23.66	21.10	114
July	24.48	23.70	265	24.33	23.07	50
August	24.51	23.49	525	24.34	22.13	107
September	24.00	22.94	208	23.89	22.85	69
October	25.25	23.25	311	24.95	23.60	74
November	25.25	24.91	225	24.77	24.32	76
December	25.10	23.23	148	24.78	24.12	97

	TSX – Class 1 Shares Series 13			TSX – Class 1 Shares Series 15
2017	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	20.95	19.40	287	20.80	19.75	136
February	21.77	20.46	206	21.50	20.80	81
March	21.76	20.73	187	21.55	20.55	198
April	21.95	20.78	234	21.89	20.70	237
May	21.26	19.61	82	21.03	19.34	69
June	21.84	18.06	153	21.60	17.67	130
July	22.17	20.46	60	21.95	21.15	119
August	22.08	20.32	104	21.74	19.53	261
September	21.75	20.17	86	21.62	20.70	342
October	23.62	20.18	118	23.15	21.32	143
November	23.45	22.90	48	22.93	22.33	219
December	23.04	21.20	134	22.73	21.65	88

	TSX – Class 1 Shares Series 17			TSX – Class 1 Shares Series 19
2017	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	21.46	20.01	419	22.49	19.74	123
February	22.55	21.18	176	22.50	21.35	118
March	22.27	21.07	378	22.35	20.95	253
April	22.45	21.53	199	22.45	21.52	93
May	21.92	20.47	279	22.06	20.51	131
June	22.50	19.80	296	22.37	19.14	308
July	22.76	21.88	211	23.04	22.00	133
August	22.83	21.73	114	23.33	21.72	73
September	22.51	21.75	135	23.49	21.75	64
October	24.44	22.36	155	23.95	22.30	320
November	24.07	23.51	127	23.82	23.25	192
December	23.58	22.53	125	23.35	22.27	142

	TSX – Class 1 Shares Series 21			TSX – Class 1 Shares Series 23
2017	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	27.14	26.20	225	25.82	25.08	1,837
February	27.28	26.51	191	25.86	25.40	1,210
March	27.10	26.62	209	26.00	25.56	1,124
April	27.62	26.94	173	26.18	25.83	720
May	27.45	26.60	210	26.05	25.30	1,210
June	27.11	26.42	601	25.90	25.44	860
July	27.25	26.75	560	25.97	25.73	315
August	27.20	26.62	394	25.98	25.57	460
September	27.08	26.57	444	25.95	25.65	411
October	27.00	26.73	242	26.23	25.74	555
November	27.17	26.69	403	26.57	26.03	430
December	26.89	26.50	157	26.35	25.18	184

LEGAL PROCEEDINGS

Two class actions against the Company were certified and pending in Quebec and Ontario. The actions were based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. On January 31, 2017, the Company announced that it had reached an agreement to settle both of these class actions for a total payment of $69 million. The entire payment was covered by insurance and the Company made no admission of liability. In 2017, the settlement agreement was approved by both the Ontario and Quebec Courts and the settlement proceeds were transmitted to the plaintiffs, and this matter was closed.

On July 13, 2017, the Ontario Securities Commission (“OSC”) approved a no-contest settlement agreement with Manulife Securities Incorporated and Manulife Securities Investment Services Inc. (together, “Manulife Securities”). The settlement relates to inadequacies in Manulife Securities’ systems of controls and supervision, which resulted in certain clients paying, directly or indirectly, excess fees. Manulife Securities self-reported the matter and there was no allegation or evidence of dishonest conduct by the OSC. Manulife Securities agreed to compensate clients a total of $11.7 million, including opportunity costs on fees. In addition, Manulife Securities paid the OSC $495,000 to help advance its mandate of protecting investors, as well as $25,000 in costs.

Additional information about certain legal and regulatory proceedings to which the Company is a party can be found in the section entitled “Legal and Regulatory Proceedings” in our 2017 MD&A.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth the Directors of MFC, as of the date of this AIF, and for each Director, their province or state and country of residence, principal occupation, years as a director and membership on board committees.

Each Director is elected for a term of one year, expiring at the close of the next annual meeting of the Company. The next annual meeting will occur on May 3, 2018.

Name and Residence	Principal Occupation	Director Since	Board Committee Membership(1)
Richard B. DeWolfe, Massachusetts, United States	Chairman of the Board, MFC and Manufacturers Life (2) Managing Partner, DeWolfe & Company LLC (consulting firm)(3)	April 2004	CGNC (4)

Roy Gori Ontario, Canada	President and Chief Executive Officer, MFC and Manufacturers Life(5)	October 2017	N/A(5)

Ronalee H. Ambrose Alberta, Canada	Corporate Director(6)	September 2017	MRCC Risk

Joseph P. Caron British Columbia, Canada	President, Joseph Caron Incorporated (consulting firm)(7)	October 2010	CGNC (Chair) MRCC

John M. Cassaday Ontario, Canada	Corporate Director and Vice Chair of the Board, MFC and Manufacturers Life (8)	April 1993	CGNC MRCC (Chair)

Susan F. Dabarno Ontario, Canada	Corporate Director	March 2013	Audit MRCC

Sheila S. Fraser Ontario, Canada	Corporate Director	November 2011	Audit (Chair) Risk

Luther S. Helms Arizona, United States	Founder and Advisor, Sonata Capital Group (investment advisory firm)	May 2007	Audit CGNC

Tsun-yan Hsieh Singapore	Chairman, LinHart Group Pte Ltd. (consulting firm)	October 2011	MRCC

P. Thomas Jenkins Cambridgeshire, United Kingdom	Chairman, OpenText Corporation (enterprise information management company)(9)	March 2015	Audit Risk

Pamela O. Kimmet Georgia, United States	Chief Human Resources Officer, Cardinal Health, Inc. (health care services company)(10)	March 2016	MRCC Risk

Donald R. Lindsay British Columbia, Canada	President and Chief Executive Officer, Teck Resources Limited (diversified resources company)	August 2010	Risk

John R.V. Palmer Ontario, Canada	Corporate Director	November 2009	Audit Risk

C. James Prieur Illinois, United States	Corporate Director	January 2013	MRCC Risk (Chair)

Andrea S. Rosen Ontario, Canada	Corporate Director	August 2011	Audit CGNC

Lesley D. Webster Florida, United States	President, Daniels Webster Capital Advisors (enterprise risk management consulting firm)	October 2012	MRCC Risk

Notes:

(1)	In this table, Audit means Audit Committee, CGNC means Corporate Governance and Nominating Committee, MRCC means Management Resources and Compensation Committee, and Risk means Risk Committee.
(2)	Richard DeWolfe was appointed Chairman of the Board on May 2, 2013. Prior to May 2013, Mr. DeWolfe was Vice-Chair of the Board, a position he had held since December 1, 2012.
(3)

Mr. DeWolfe served as an independent director of Avantair, Inc. (Avantair) between 2009 and August 2013. On July 25, 2013, an involuntary petition under chapter 7 of title 11 of the United States Code (Bankruptcy Code) was filed in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the Bankruptcy Court) against Avantair (Case

No. 13-09719). On August 16, 2013, the Bankruptcy Court entered an order for relief under chapter 7 of the Bankruptcy Code. Sales of certain assets have been authorized and proceeds from the sales have been distributed. The chapter 7 trustee has asserted claims against the former officers, directors and certain employees of Avantair, including Mr. DeWolfe (the Avantair Parties). The trustee has not commenced litigation against any of the independent directors. In April 2015, the Avantair Parties participated in a court-ordered pre-suit mediation with the chapter 7 trustee along with various plaintiffs who had asserted claims against various Avantair Parties in multiple jurisdictions. The majority of these claims do not involve the independent directors of Avantair. The chapter 7 trustee reached an agreement with the Avantair Parties to resolve the trustee’s threatened claims in exchange for a settlement payment of US$8 million and relinquishment of certain competing claims in the bankruptcy. The independent directors are not funding any portion of the $8 million payment. An evidentiary hearing for approval of the settlement by the Bankruptcy Court was conducted from January 22 through January 27, 2016. On November 18, 2016, the Bankruptcy Court approved the settlement, thereby ending the bankruptcy proceeding.
(4)	Mr. DeWolfe is a member of the CGNC. However, in his capacity as Chairman, Mr. DeWolfe attends the meetings of all committees whenever possible.
(5)	Roy Gori is not a member of any committee but attends committee meetings at the invitation of the Chairman. From June 5 to October 1, 2017, Roy Gori was President. From March 2015 to June 5, 2017 he was Senior Executive Vice President and General Manager, Asia. Prior to March 2015, he was Regional Head of Retail Banking, Asia Pacific/Head of Consumer Banking North Asia and Australia with Citigroup Pty Ltd.
(6)	Prior to July 4, 2017, Ronalee Ambrose was a Member of Parliament of Canada and the former Leader of Canada’s Official Opposition in the House of Commons and a former leader of the Conservative Party of Canada.
(7)	From 2010 to 2013 Joseph Caron was a member of HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie LLP.
(8)	Prior to March 2015, John Cassaday was President and Chief Executive Officer, Corus Entertainment Inc., a broadcasting company. Mr. Cassaday was appointed Vice Chair of the Board on December 7, 2017.
(9)	Prior to 2013, Thomas Jenkins was Chief Strategy Officer of OpenText Corporation.
(10)	Prior to July 2016, Pamela Kimmet was Senior Vice President, Human Resources, Coca-Cola Enterprises Inc., a publicly traded beverage marketer, producer, and distributor.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife are set forth in the following table as of January 1, 2018.

Name and Residence	Position with Manulife
Roy Gori Ontario, Canada	President and Chief Executive Officer(1)

Michael J. Doughty Ontario, Canada	President and Chief Executive Officer, Manulife Canada(2)

Steven A. Finch Massachusetts, United States	Chief Actuary(3)

Gregory A. Framke New Jersey, United States	Executive Vice President, Chief Information Officer(4)

James D. Gallagher Massachusetts, United States	Executive Vice President and General Counsel(5)

Gretchen H. Garrigues Massachusetts, United States	Executive Vice President, Global Chief Marketing Officer(6)

Marianne Harrison Massachusetts, United States	President and Chief Executive Officer, John Hancock(7)

Scott S. Hartz Massachusetts, United States	Executive Vice President, General Account Investments

Rahim Hirji Ontario, Canada	Executive Vice President and Chief Risk Officer

Naveed Irshad Ontario, Canada	Head, North America Legacy Business(8)

Patricia D. Johns Ontario, Canada	Interim Head of Human Resources(9)

Stephani E. Kingsmill Ontario, Canada	Senior Advisor to the Chief Executive Officer(10)

Paul. R. Lorentz Ontario, Canada	Head, Global Wealth and Asset Management(11)

Linda P. Mantia Ontario, Canada	Senior Executive Vice President and Chief Operating Officer(12)

Timothy W. Ramza Massachusetts, United States	Executive Vice President and Chief Innovation Officer(13)

Warren A. Thomson Ontario, Canada	Senior Executive Vice President and Chief Investment Officer

Anil Wadhwani Hong Kong, Special Administrative Region of the People’s Republic of China	President and Chief Executive Officer, Manulife Asia(14)

Philip J. Witherington Ontario, Canada	Chief Financial Officer(15)

Notes

(1)	From June 5, 2017 to October 1, 2017, Roy Gori was President. From March 2015 to June 5, 2017 he was Senior Executive Vice President and General Manager, Asia. Prior to March 2015, he was Regional Head of Retail Banking, Asia Pacific/Head of Consumer Banking North Asia and Australia with Citigroup Pty Ltd.
(2)	From May 24, 2017 to October 1, 2017, Michael Doughty was Executive Vice President and Interim General Manager, U.S. Division. Prior to May 24, 2017, he was Executive Vice President, John Hancock Insurance, U.S. Division.
(3)	From April 2016 to January 1, 2018, Steve Finch was Executive Vice President and Chief Actuary. Prior to April 2016, he was Executive Vice President and Chief Financial Officer – U.S. Division, John Hancock Financial Services.
(4)	Prior to January 2016, Gregory Framke was the Executive Vice President and Chief Operations Officer at E*Trade Financial Corp. including roles as Chief Operations Officer, Vice President Technology Strategy and Chief Information Officer.
(5)	From October 2016 to December 2016, James Gallagher was Executive Vice President and Interim General Counsel. Prior to October 2016, Mr. Gallagher was Executive Vice President, General Counsel and Chief Administrative Officer, U.S. Division. Prior to August 2012, Mr. Gallagher was Executive Vice President, Global Compliance.
(6)	From June 2014 to August 2016, Gretchen Garrigues was Senior Vice President and Chief Marketing Officer, First Data Corp. Prior to June 2014, Ms. Garrigues was Senior Managing Director, Global Strategic Marketing, GE Capital.
(7)	From January 2013 to October 1, 2017, Marianne Harrison was Senior Executive Vice President and General Manager, Canadian Division. Prior to January 2013, she was Executive Vice President and General Manager of John Hancock Long-Term Care Insurance.
(8)	From May 2014 to January 1, 2018, Naveed Irshad was Senior Vice President and General Manager, Manulife Singapore. Prior to May 2014, he was Senior Vice President, Global Accounts at Reinsurance Group of America, Incorporated.
(9)	Prior to January 1, 2018, Patricia Johns was Senior Vice President, Global Human Resources Shared Services.
(10)	Prior to January 1, 2018, Stephani Kingsmill was Executive Vice President, Human Resources.
(11)	Prior to October 1, 2017, Paul Lorentz was Executive Vice President and General Manager Retail (Individual Life and Wealth Management (Canadian Division)).
(12)	Prior to October 2016, Linda Mantia was Executive Vice President of Digital, Payments and Cards, Royal Bank of Canada.
(13)	Prior to November 2015, Timothy Ramza was Senior Vice President, Wealth Management Strategy and Business Development.
(14)	From July 2016 to November 13, 2017, Anil Wadhwani was Global Consumer Bank Operations Head at Citibank N.A. Prior to July 2016, he was Chief Executive Officer, Consumer and Commercial Bank, EMEA at Citibank N.A.
(15)	From June 2017 to January 1, 2018, Philip Witherington was Executive Vice President and Interim General Manager, Asia. From May 2014 to June 2017, he was Executive Vice President, Chief Financial Officer, Asia Division. Prior to May 2014, he was Asia Pacific Head of Business Finance, Retail Banking and Wealth Management at The Hong Kong and Shanghai Bank Corporation Limited.

SHARE OWNERSHIP

The number of Common Shares held by Directors and executive officers of MFC as at December 31, 2017 was 450,850, which represented less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

AST Trust Company (Canada) is the principal transfer agent and registrar for MFC’s Common Shares. MFC’s transfer agents and co-transfer agents are as follows (opposite their applicable jurisdictions):

Transfer Agent

Canada:	AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec, Canada, H3B 3K3
Toll Free: 1-800-783-9495
www.astfinancial.com/ca-en
www.astfinancial.com/ca-fr

Co-Transfer Agents

United States:	American Stock Transfer& Trust Company, LLC
P.O. Box 199036
Brooklyn, NY 11219
Toll Free: 1-800-249-7702
www.astfinancial.com

Philippines:	Rizal Commercial Banking Corporation
Ground Floor, West Wing
GPL (Grepalife) Building
221 Senator Gil Puyat Avenue
Makati City, Philippines
Telephone: 632 318 8567
www.rcbc.com

Hong Kong:	Tricor Investor Services Limited
Level 22, Hopewell Centre
183 Queen’s Road East
Hong Kong
Telephone: 852 2980-1333
www.tricorglobal.com

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Canada, is the external auditor who prepared the Independent Auditors’ Report of Registered Public Accounting Firm to the Shareholders on the audited consolidated financial statements of the Company and the Independent Auditors’ Report of Registered Public Accounting Firm on Internal Control under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”) and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

The Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, the performance of the Company’s finance, actuarial, internal audit and global compliance functions, and the procedures relating to conflicts of interest, confidential information, related party transactions, and customer complaints.

Composition of the Audit Committee in 2017

MFC’s Audit Committee was composed of the following members in 2017: Sheila Fraser (Chair of the Audit Committee), Susan Dabarno, Luther Helms, Thomas Jenkins, John Palmer and Andrea Rosen. The Board has reviewed the committee membership and determined that all members are financially literate as required by the NYSE Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. All committee members are independent, pursuant to applicable regulatory and stock exchange requirements. The Board has also determined that all current members have the necessary qualifications to be designated as audit committee financial experts under SOX.

Relevant Education and Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member of MFC’s Audit Committee in 2017 is as follows: Sheila Fraser holds a B. Comm from McGill University and is a Chartered Professional Accountant. Ms. Fraser is a former partner at Ernst & Young LLP and former Auditor General of Canada. Susan Dabarno holds a Class II Diploma from McGill University and is a Chartered Professional Accountant. Ms. Dabarno previously served as Executive Chair of Richardson Partners Financial Limited, as President and Chief Executive Officer of Richardson Partners Financial Limited and as President and Chief Operating Officer of Merrill Lynch Canada Inc. Luther Helms holds a BA from the University of Arizona and an MBA from the University of Santa Clara. Mr. Helms is the Founder and Advisor of Sonata Capital Group and previously served as Vice Chairman of KeyBank West and as Vice Chairman of Bank of America Corporation. Thomas Jenkins holds an MBA from the Schulich School of Business at York University, an MASc from the University of Toronto and a BEng & Mgt. from McMaster University. Mr. Jenkins is Chairman of the Board of OpenText Corporation and previously served as Chief Strategy Officer and as President and Chief Executive Officer of OpenText Corporation.    John Palmer holds a BA from the University of British Columbia, is a Chartered Professional Accountant and is the former Deputy Chairman and Managing Partner of KPMG LLP (Canada) and the former Superintendent of OSFI. Andrea Rosen holds a BA from Yale University, an LLB from Osgoode Hall Law School and an MBA from the Schulich School of Business at York University. Ms. Rosen previously served as Vice Chair of TD Bank Financial Group and as President of TD Canada Trust.

Pre-Approval Policies and Procedures

All audit and permitted non-audit services to be provided by our independent auditor must be pre-approved pursuant to the Auditor Independence Policy (the “Policy”). Under the Policy, the Audit Committee annually reviews and pre-approves recurring audit and permitted non-audit services that are identifiable together with a budget for each type of permitted services for the coming year. The Policy also requires that any audit or permitted non-audit services that are proposed during the year outside of the previously approved categories or in excess of the pre-approved budget be pre-approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.

All audit and permitted non-audit services provided by Ernst & Young LLP have been pre-approved by the Audit Committee. The Audit Committee has reviewed these services to ensure that they are compatible with maintaining the auditor’s independence.

External Auditor Service Fees

The table below sets out the fees charged by Ernst & Young LLP for services rendered to Manulife and its subsidiaries in each of the past two fiscal years.

Fees	2017 ($ in millions)	2016 ($ in millions)
Audit Fees:
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings.	28.9	30.3
Audit-Related Fees:
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties.	2.7	2.2
Tax Fees:
Includes tax compliance, tax planning and tax advice services.	0.4	0.3
All Other Fees:
Includes other advisory services.	0.3	0.4

Total	32.3	33.2

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with Canadian generally accepted accounting principles used for the Company’s audited historical financial statements. Non-GAAP measures referenced in this AIF include: Constant Currency Basis. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For descriptions of the non-GAAP financial measures referred to above and reconciliations of certain non-GAAP financial measures to the most directly comparable measure calculated in accordance with GAAP, see “Performance and Non-GAAP Measures” in our 2017 MD&A.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Management Information Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in our 2017 Consolidated Financial Statements and our 2017 MD&A. Copies of these documents and additional information relating to the Company may be found on SEDAR at www.sedar.com and is accessible at the Company’s website, www.manulife.com. Requests for materials may be sent to the Shareholder Services Department of Manulife at 200 Bloor Street East, NT-10, Toronto, Canada M4W 1E5.

SCHEDULE 1 – AUDIT COMMITTEE CHARTER

Manulife Financial Corporation (the “Company”)

Audit Committee Charter (December 2017)

1.	Overall Role and Responsibility

1.1	The Audit Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s internal control over financial reporting;

(iii)	the effectiveness of the Company’s risk management and compliance practices;

(iv)	the independent auditor’s performance, qualifications and independence;

(v)	the Company’s compliance with legal and regulatory requirements;

(vi)	the Finance, Actuarial, Internal Audit and Global Compliance functions;

(vii)	conflicts of interest and confidential information;

(viii)	related party transactions; and

(ix)	complaints of customers relating to obligations under the Insurance Companies Act (Canada) (the “Act”), and accounting, internal accounting controls and audit matters.

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

1.2	The Committee will also act as the conduct review committee of the Company.

2.	Structure and Composition

2.1	The Committee shall consist of five or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Act.

2.3	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.4	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.5	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.6	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.7	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law. At least one member must be an audit committee financial expert, as defined in applicable laws and regulations.

2.8	The Committee shall annually determine whether any of its members serve on the audit committee of more than three public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal or removal of the independent auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company (subject to shareholder ratification).

(b)	Review and approve the scope and terms of all audit engagements and recommend to the Board the compensation of the independent auditor.

(c)	Provide the oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company;

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence; and

(iii)	addressing any concerns raised by regulatory authorities or other stakeholders regarding the auditor’s independence.

(h)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(j)	At least annually, review and approve the audit plan (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with management and the independent auditor the annual audited financial statements, the results of the audit, any changes to the audit scope or strategy, the annual report of the auditors on the statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions (Canada) (the “Superintendent”) may specify.

(c)	Review and discuss with the independent auditor and with management the Company’s annual and quarterly financial disclosures, including management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Review the Company’s disclosure policy, which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements, and periodically assess the adequacy of procedures regarding disclosure of financial information.

(e)	Require management to implement and maintain appropriate internal control procedures.

(f)	Oversee systems of internal control and meet with the heads of the oversight functions, management and the independent auditors to assess the adequacy and effectiveness of these systems and to obtain reasonable assurance that the controls are effective.

(g)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(h)	Review, evaluate and approve the procedures established under s. 4.2(e).

(i)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(j)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(k)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	key areas of risk for material misstatement of the financial statements, including critical accounting estimates or areas of measurement uncertainty;

(ii)	whether the auditor considers estimates to be within an acceptable range and the rationale for the final valuation decision and whether it is consistent with industry practice;

(iii)	any significant changes in the Company’s selection or application of accounting or actuarial principles;

(iv)	any major issues as to the adequacy of the Company’s internal controls;

(v)	any special steps adopted in light of material control deficiencies, if any; and

(vi)	the role of any other audit firms.

(l)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(m)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(n)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company and review all material correspondence between the independent auditor and management related to audit findings.

(o)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting and actuarial principles and practices suggested by the independent auditor, internal audit personnel or management and assess whether the Company’s accounting and actuarial practices are appropriate and within the boundaries of acceptable practice.

(p)	Discuss with management and approve the Company’s earnings press releases, the release of earnings projections, forecast or guidance and the use of non-GAAP financial measures (if any), and the financial information provided to analysts and rating agencies.

(q)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(r)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(s)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(t)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(u)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the actuary, and such other matters as the Committee may direct, including the report on Dynamic Capital Adequacy Testing, which is also reviewed by the Risk Committee.

(v)	Receive reports from the Chief Actuary regarding material capital model modifications and new capital model applications. Annually receive the capital model inventory and modification log.

(w)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(x)	Meet with the Chief Internal Auditor and with management to discuss the effectiveness of the internal control procedure established pursuant to s. 4.2(e).

4.3	Oversight of the Finance Function

(a)	At least annually review and approve the mandate of the Chief Financial Officer and the Finance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Finance function.

(c)	At least annually, review the performance evaluation of the Chief Financial Officer, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Financial Officer and the Finance function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Financial Officer, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Finance function.

4.4	Oversight of the Actuarial Function

(a)	At least annually, review and approve the mandate for the Chief Actuary and the Actuarial function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Actuarial function.

(c)	At least annually, review the performance evaluation of the Chief Actuary, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Actuary and the Actuarial function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Actuary, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Actuarial function.

4.5	Oversight of the Internal Audit Function

(a)	At least annually, review and approve the mandate of the Chief Auditor and the Internal Audit function.

(b)	At least annually, review and approve the budget, structure, skills, resources, independence and qualifications of the Internal Audit function.

(c)	At least annually, review and approve the audit plan of the Internal Audit function (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(d)	Review the periodic reports of the internal audit department on internal audit activities, including audit findings, recommendations and progress in meeting the annual audit plan (including the impact of any resource limitations).

(e)	At least annually, review the performance evaluation and compensation of the Chief Auditor, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Auditor and the Internal Audit function.

(f)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Auditor, who shall have direct access to the Committee.

(g)	Review the results of periodic independent reviews and self-assessments of the Internal Audit function’s conformance with the International Standards for the Professional Practice of Internal Auditing and Code of Ethics, and action plans to address any significant conformance issues.

4.6	Risk Management Oversight

(a)	Review reports from the Risk Committee respecting the Company’s processes for assessing and managing risk.

(b)	The Committee will receive reports from the General Counsel as Chair of the Disclosure Committee.

4.7	Oversight of Regulatory Compliance and Complaint Handling

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

4.8	Oversight of the Global Compliance Function

(a)	At least annually, review and approve the mandate for the Global Compliance Chief and the Global Compliance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Global Compliance function.

(c)	At least annually, review the performance evaluation of the Global Compliance Chief, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Global Compliance Chief and the Global Compliance function.

(d)	Recommend to the Board for approval, the appointment and, when considered appropriate, the dismissal of the Global Compliance Chief, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Global Compliance function.

4.9	Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program

(a)	The Committee shall approve the Company’s Anti-Money Laundering and Anti-Terrorist Financing Policy and any material amendments.

(b)	The Committee shall meet with the Chief Anti-Money Laundering Officer (“CAMLO”) at least annually to receive and review the CAMLO’s report on the AML/ATF Program, which will include a report on the effectiveness of the AML/ATF Program and the Company’s compliance with the Policy.

(c)	The Committee shall meet with the Chief Auditor at least annually to receive and review the Chief Auditor’s report on the results of the testing of the effectiveness of the AML/ATF Program.

4.10	Review of Ethical Standards

(a)	Annual review of the Company’s Code of Business Conduct and Ethics.

(b)	Establish procedures to receive and process any request from executive officer(s) and Director(s) for waiver of the Company’s Code of Business Conduct and Ethics.

(c)	Grant any waiver of the Company’s Code of Business Conduct and Ethics to executive officer(s) and Director(s) as the Committee may in its sole discretion deem appropriate and arrange for any such waiver to be promptly disclosed to the shareholders in accordance with applicable laws or the rules of applicable securities regulatory authorities.

(d)	Annual review and assessment of procedures established by the Board of Directors to resolve conflicts of interest, including techniques for identification of potential conflict situations, and for restricting the use of confidential information.

4.11	Self Dealing and Disclosure Requirements

(a)	Require management to establish procedures for complying with Part XI (Self-Dealing) of the Act (the “Related Party Procedures”).

(b)	Establish criteria for the determination of materiality of a transaction with a related party.

(c)	Annual review of the Related Party Procedures and their effectiveness in ensuring that the Company is complying with Part XI of the Act and the Sarbanes-Oxley Act.

(d)	Review the practices of the Company to ensure that any transactions with related parties of the Company that may have a material effect on the stability or solvency of the Company are identified.

(e)	Ensure that, within 90 days after the end of each financial year of the Company, the Committee will report to the Superintendent on its activities of the previous year respecting conduct review, undertaken in carrying out its responsibilities under the Act (and, in particular, in respect of (a), (c), and (d) above).

(f)	The Committee shall report to the Superintendent on its mandate respecting conduct review and responsibilities of the Committee and the procedures referred to in (a) above.

(g)	Annual review and assessment of the procedures established by the Board of Directors to disclose information to customers of the Company under the Act, if applicable, and of the procedures for dealing with complaints of customers of the Company to satisfy itself that the applicable procedures are being followed.

4.12	Proxy Circular

(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

4.13	Duties and Responsibilities Delegated by the Board

(a)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.	Funding for the Independent Auditor and Retention of External Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such external advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.